SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. __)


                        LIGHTPATH TECHNOLOGIES, INC.
  --------------------------------------------------------------------------
                              (Name of Issuer)


                    Class A Common Stock, $.01 par value
  --------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 532257102
  --------------------------------------------------------------------------
                               (CUSIP Number)


                               July 28, 1999
  --------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

      [  ] Rule 13d-1(b)
      [x ] Rule 13d-1(c)
      [  ] Rule 13d-1(d)




 CUSIP No. 532257102                       13G


 1.   Name of Reporting Person

           Donald G. Drapkin

      I.R.S. Identification No. of Above Person (entities only)


 2.   Check the Appropriate Box if a Member of a Group      (a) [    ]
                                                            (b) [ x ]

 3.   SEC Use Only


 4.   Citizenship or Place of Organization

           USA

 Number of Shares         5.   Sole Voting Power

  Beneficially                      439,886 (see Note A)

 Owned by Each            6.   Shared Voting Power

 Reporting Person                   N/A

      With                7.   Sole Dispositive Power

                                    439,886 (see Note A)

                          8.   Shared Dispositive Power

                                    N/A

 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           439,886 (see Note A)

 10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares   [   ]


 11.  Percent of Class Represented by Amount in Row 9

           8.0% (see Note A)

 12.  Type of Reporting Person

           IN



 ITEM 1    (a)  NAME OF ISSUER

                LIGHTPATH TECHNOLOGIES, INC.


           (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                6820 Academy Parkway East, N.E.
                Albuquerque, NM  87109

 ITEM 2    (a)  NAME OF PERSON FILING

                Donald G. Drapkin

           (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                35 E. 62nd St.
                New York, NY 10021

           (c)  CITIZENSHIP

                USA

           (d)  TITLE OF CLASS OF SECURITIES

                Class A Common Stock, $.01 par value

           (e)  CUSIP NUMBER

                532257102

 ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)  [  ] Broker or dealer registered under section 15 of the Act

      (b)  [  ] Bank as defined in section 3(a)(6) of the Act

      (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act

      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

      (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

      (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

      (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this
 box   [ x ]

 ITEM 4    OWNERSHIP

      (a)  Amount beneficially owned:

           439,886 (see Note A)

      (b)  Percent of class:

           8.0% (see Note A)

      (c)  Number of shares as to which the person has:

           (i) Sole power to vote or to direct the vote: 439,886 (see Note A)

           (ii) Shared power to vote or to direct the vote:  N/A

           (iii) Sole power to dispose or to direct the disposition of:
                 439,886 (see Note A)

           (iv) Shared power to dispose or to direct the disposition of:  N/A

 ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
           securities, check the following  [   ]

 ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           N/A

 ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           N/A

 ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           N/A

 ITEM 9    NOTICE OF DISSOLUTION OF GROUP

           N/A

 ITEM 10   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            September   23, 1999
                                      ---------------------------------
                                                    (Date)

                                             /s/ Donald G. Drapkin
                                      ---------------------------------
                                                 (Signature)


                                               Donald G. Drapkin
                                      ---------------------------------
                                                  (Name/Title)




                                   NOTE A

 Based on information provided by the Issuer, there are currently outstanding 5,088,431 shares of the Class A Common Stock of the Issuer.

 Reporting Person currently owns no shares of the Class A Common Stock of the Issuer.

 Reporting Person holds $400,000 principal amount of the Issuer's 6% Convertible Debenture Due July 31, 2002 (the "Maturity Date"). Under its terms, the Debenture is generally convertible into shares of Class A Common Stock of the Issuer, which conversions are effected at a conversion rate (the "Conversion Price") equal to 80% of the average closing bid price of a share of Common Stock of the Issuer during the five trading days prior to the date ("Conversion Date") on which the Reporting Person submits a conversion notice ("Market Price") or the five trading days prior to the July 28, 1999 closing date for the purchase of the Debenture, but in no event less than $.56 per share or more than $2.00 per share (adjusted for any Common Stock dividend, split or reverse split effected after the date of the Debenture). The entire unpaid balance of the Debenture and accrued interest thereon outstanding on the Maturity Date will automatically convert into Common Stock at the Conversion Price on the Maturity Date. The Reporting Person would, based on current market prices of such Common Stock resulting in a Conversion Price of about $1.755 per share, be able to convert his Debentures into 227,920 shares of Class A Common Stock. If interest on the Debentures through the Maturity Date were paid (at the option of the Issuer) in Class A Common Stock based on the same Conversion Price, the Reporting Person would receive an additional 41,026 shares of Class A Common Stock.

 In addition, the Reporting Person holds five year warrants to purchase 170,940 shares of Common Stock (the "Warrant") at an exercise price of $2.20 per share.

 If all of the Debentures were fully converted, if the interest on the entire principal of the Debentures through the Maturity Date were paid in Common Stock at the same Conversion Price and if the Warrant were fully exercised, the Reporting Person's total shares of Common Stock would be 439,886 shares (8.0%).

 The exact number of shares which would be issuable to the Reporting Person upon such conversions can not be specified at this time, because the actual conversion rate at the time of any given conversion may be lower.

 The Reporting Person disclaims any beneficial interest or voting rights in the shares of Class A Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.